Filed Pursuant to Rule 424(b)(3)
Registration No. 333-182340
HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 1 DATED MARCH 27, 2013
TO THE PROSPECTUS DATED FEBRUARY 4, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc., dated February 4, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purposes of this Supplement are to update disclosures in the sections of the Prospectus titled “Management”, “Plan of Distribution” and “The Operating Partnership.”

A.	Updates to the Management Section

On February 25, 2013, Charles N. Hazen informed us of his intention to retire from his role as President and Chief Executive Officer for us and the general partner of Hines Global REIT Advisors LP (the “Advisor”), our advisor, effective March 15, 2013. Mr. Hazen has also announced his intention to retire, effective March 15, 2013, from the following positions he currently holds at Hines Interests Limited Partnership (“Hines”), our sponsor, and its affiliates: (i) President and Chief Executive Officer of Hines Real Estate Investment Trust, Inc. (“Hines REIT”); and the general partner of Hines Advisors Limited Partnership (“HALP”), the advisor to Hines REIT, (ii) President and a member of the management board of Hines US Core Office Fund LP; (iii) a director of Hines Securities, Inc.; and (iv) Chairman and Chief Executive Officer of HMS Income Fund, Inc. (“HMS”). Mr. Hazen will remain an employee of Hines for one year following his retirement to participate in and advise on various matters within Hines.
On February 25, 2013, our board of directors elected Sherri W. Schugart, 47, to serve as our President and Chief Executive Officer and as the President and Chief Executive Officer of the general partner of the Advisor, effective March 15, 2013, replacing Mr. Hazen. In this role, Ms. Schugart is responsible for the overall management of Hines Global's business strategy and operations. In addition, effective March 15, 2013, Ms. Schugart will also serve as the President and Chief Executive Officer of Hines REIT and the general partner of HALP and Chairman and Chief Executive Officer of HMS. Ms. Schugart resigned from her current role as Chief Operating Officer for us and the general partner of our Advisor and for Hines REIT, HALP and the Core Fund, effective March 15, 2013. These roles will remain vacant following her resignation.
Below are revisions to certain disclosure in the Prospectus as a result of the organizational changes described above.
1.    The table on page 59 of the Prospectus under the caption “Our Officers and Directors” is hereby deleted and replaced in its entirety with the following:

Name	Age	Position and Office with Hines Global
Jeffrey C. Hines	57	Director and Chairman of the board of directors
Charles M. Baughn	58	Director
Colin P. Shepherd	53	Director
Jack L. Farley	48	Independent Director
Thomas L. Mitchell	52	Independent Director
John S. Moody	64	Independent Director
Peter Shaper	47	Independent Director
Sherri W. Schugart	47	President and Chief Executive Officer
Ryan T. Sims	41	Chief Financial Officer and Secretary
Edmund A. Donaldson	43	Chief Investment Officer
Kevin L. McMeans	48	Asset Management Officer
J. Shea Morgenroth	37	Chief Accounting Officer and Treasurer

2.    The paragraph describing the experience of Charles N. Hazen on page 62 of the Prospectus is removed in its entirety.

3.    The following information supersedes and replaces the paragraph describing the experience of Sherri W. Schugart on page 63 of the Prospectus:
Sherri W. Schugart. Ms. Schugart joined Hines in 1995. Ms. Schugart will begin serving as President and Chief Executive Officer for us and the general partner of our Advisor on March 15, 2013 and will be responsible for the overall management of our business strategy and operations in the U.S. and internationally. Ms. Schugart has served as the Chief Operating Officer of the Company and the general partner of the Advisor since November 1, 2011. During that same period, she also served as the Chief Operating Officer of Hines REIT, the general partner of its advisor and the Core Fund. In these positions, Ms. Schugart has been responsible for the execution of each entity's business plan and oversight of day-to-day business operations, including issues related to portfolio strategy, asset management and all other operational and financial matters. Ms. Schugart also served as the Chief Financial Officer of us and the general partner of the Advisor from its inception in December 2008 through October 2011. Ms. Schugart also served as the Chief Financial Officer of Hines REIT and the general partner of its advisor from August 2003 through October 2011 and as the Chief Financial Officer of the Core Fund from July 2004 through October 2011. She has also been a Senior Managing Director of the general partner of Hines, the sponsor of us and Hines REIT, since October 2007 and has served as a director of the Dealer Manager since August 2003. Prior to holding these positions, she was a Vice President in Hines' Capital Markets Group, raising equity and debt financing for various Hines investment vehicles in the U.S. and internationally. Ms. Schugart has been responsible for arranging and managing more than $10.0 billion in equity and debt for Hines' public and private investment funds. Prior to joining Hines, Ms. Schugart spent eight years with Arthur Andersen LLP, where she served both public and private clients in the real estate, construction, finance and banking industries. She holds a Bachelor of Business Administration degree in Accounting from Southwest Texas State University.
4.    The table on page 72 of the Prospectus under the caption “Our Advisor and Our Advisory Agreement” is hereby deleted and replaced in its entirety with the following:

Name	Age	Position and Office with General Partner of our Advisor
Jeffrey C. Hines	57	Chairman of the Managers
C. Hastings Johnson	64	Manager
Charles M. Baughn	58	Manager
Sherri W. Schugart	47	President and Chief Executive Officer
Ryan T. Sims	41	Chief Financial Officer and Secretary
Edmund A. Donaldson	43	Chief Investment Officer
Frank R. Apollo	46	Senior Vice President-Finance
Kevin L. McMeans	47	Asset Management Officer
J. Shea Morgenroth	37	Chief Accounting Officer and Treasurer

5.    The table on page 88 of the Prospectus under the caption “The Dealer Manager” and the sentence immediately following such table are hereby deleted and replaced in their entirety with the following:

Name	Age	Position and Office with General Partner of our Advisor
Charles M. Baughn	58	Director and Chief Executive Officer
Sherri W. Schugart	47	Director
Colin P. Shepherd	53	Director
Frank R. Apollo	46	Director, Senior Vice President, Treasurer and Secretary
J. Mark Earley	50	Director and President-Retail Distribution
Dugan Fife	38	Divisional Director-Retail Distribution
Bill Lehew	55	Director of Strategic Accounts

Please see “Management-Our Officers and Directors” for the biographies of Mr. Baughn, Mr. Shepherd and Ms. Schugart.

B.	Updates to the Plan of Distribution Section

The following is hereby added to the end of the penultimate paragraph on page 176, in the section titled “Determination of Offering Price”:

Included among the circumstances under which our board of directors may determine to change the offering price are the commencement of a new follow-on offering, an event that results in significant changes to the value of our assets, the adoption of new rules by FINRA or other regulatory authorities or the receipt of a request from certain broker dealers that we reconsider the offering price.

C.	Updates to the Operating Partnership Section

1.    The following paragraph hereby supersedes and replaces the first paragraph under the caption “Repurchase of OP Units” on page 187 of the Prospectus:
Pursuant to the Partnership Agreement, limited partners will receive rights that will enable them to request the repurchase of their OP Units for cash or, generally at our option, common shares in Hines Global. These repurchase rights will be exercisable one year after the OP Units are issued to such limited partner; provided however that this holding period shall not apply to any of the OP Units issued to our Advisor or its affiliates. The cash amount to be paid will be equal to the cash value of the number of our shares that would be issuable if the OP Units were exchanged for our shares on a one-for-one basis and such shares were redeemed pursuant to any then existing share redemption program; provided, however, that if there is no existing share redemption program, the cash value will generally be determined based on net asset value. Alternatively, we may elect to purchase the OP Units by issuing one common share for each OP Unit exchanged. A limited partner cannot exercise these repurchase rights if such repurchase would:

•	cause us to no longer qualify (or it would be likely that we no longer would qualify) as a REIT under the Code;

•	result in any person owning common shares in excess of our ownership limits;

•	constitute or be likely to constitute a violation of any applicable federal or state securities law;

•	violate any provision of our articles or bylaws;

•	cause us to be “closely held” within the meaning of Section 856(h) of the Code;

•	cause us to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code; or

•
cause the Operating Partnership to be classified as a “publicly traded partnership” as that term is defined in Section 7704 of the Code or cause a technical termination of the Operating Partnership under Section 708 of the Code.

2.	The following paragraph hereby supersedes and replaces the first paragraph under the caption “Capital Contributions” on page 188 of the Prospectus:
If any partner contributes additional capital to the Operating Partnership, the partner will receive additional OP Units and its percentage interest in the Operating Partnership will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the Operating Partnership at the time of such contributions; provided, that, if we acquire a property directly or indirectly and such property is not acquired through the Operating Partnership, then we will contribute any amounts we receive from the operation and disposition of the property to the Operating Partnership and no additional OP Units will be issued in connection with such contributions.

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